Exhibit 99.1

Psyence Group's NASDAQ Listed Associate, Psyence Biomedical, Receives Human Research Ethics Committee (HREC) Approval to Initiate Phase IIb Study

NEW YORK, March 12, 2024 (GLOBE NEWSWIRE) -- Psyence Group Inc ("Psyence Group") (CSE: PSYG), a clinical-stage life science biotechnology company pioneering the use of nature-derived psilocybin in mental health and wellbeing, is pleased to announce that its NASDAQ listed associate, Psyence Biomedical Ltd (NASDAQ:PBM) ("PBM" or "Psyence Biomed") has received full approval from the Australian Health Research Ethics Committee (HREC) to initiate its planned Phase IIb study in Melbourne, Australia. The study will be conducted through PBM’s subsidiary, Psyence Australia (Pty) Ltd ("Psyence Australia") and will examine the use of nature-derived psilocybin as a treatment for Adjustment Disorder due to a recent cancer diagnosis in the palliative care context. According to a news release issued by PBM on March 6, 2024, an estimated 56.8 million people worldwide require palliative care annually, with a substantial number of these patients exhibiting a high burden of psychosocial distress after diagnosis.

The news release goes on to state that Adjustment Disorder is a serious condition affecting around 19% of patients with a life-limiting diagnosis. It severely impacts the quality of life for patients, their families and caregivers, and regularly ranks among the top seven psychiatric diagnoses in the world, according to the World Health Organization.

Psyence Australia has partnered with a noted psychedelic Contract Research Organization (CRO), iNGENū Pty Ltd ("iNGENū"), to design and execute the clinical trial. iNGENū is an Australia-based, globally focused CRO with extensive experience working in psychedelic pharmaceutical drug research and development.

Upon the close of the previously announced business combination with Newcourt Acquisition Corp, effective January 25, 2024, Psyence Group was issued 5,000,000 common shares in PBM, equal to approximately a 37% interest in PBM.

"We are very pleased with the progress being made by PBM, and the recent approval of its Phase IIb study in palliative care by HREC shows that the management team has maintained the momentum of the Psyence Biomed business following the implementation of the Business Combination and is executing on its strategy," said Jody Aufrichtig, Executive Chairman of the board of Psyence Group.

Dr. Neil Maresky, Psyence Biomedical Ltd Chief Executive Officer is quoted as saying: "[PBM is] very pleased to have received HREC’s approval to initiate this clinical trial in the field of palliative care that, if successful, will enable [PBM] to seek a paradigm shift in the treatment of patients with life-limiting illnesses, improving quality life and elevating the standard of care," going on to say that: "It is a privilege to conduct this pioneering research with nature-derived psilocybin that may result in significant improvements in patients’ lives. HREC approval represents an important milestone for [PBM], and we can now proceed to initiate this important trial as expeditiously as possible."

The double-blind, placebo-controlled Phase IIb study will test three doses (25mg, 10mg and 1mg) of nature-derived psilocybin in 84 patients in conjunction with psychotherapy. The primary endpoint is change in HAM-A (Hamilton Anxiety Rating Scale), a widely used tool to measure anxiety severity, over time.

"Developing therapies such as psilocybin assisted psychotherapy, which may reduce patients’ stress and anxiety and result in better quality of life as they navigate a cancer diagnosis, can be very impactful. The current management of Adjustment Disorder in palliative care has a low rate of success in addressing all symptoms, indicating that a significant unmet medical need persists. With psilocybin assisted psychotherapy, there is an opportunity to both improve patient quality of life while also reducing health care costs associated with palliative care," Dr. Maresky added.

"The Psyence clinical trial is particularly important as it explores the potential benefits of psychedelic medicine for a vulnerable group of palliative care patients," said Dr. Sud Agrawal, CEO of iNGENū. "The opportunity for global impact is substantial."

PBM anticipates enrolling the first patient in Q2 2024 and expects the primary endpoint results to be available in 2025.

About Psyence Group and Psyence Biomed:

Psyence Group is a life science biotechnology company listed on the Canadian Securities Exchange (CSE: PSYG), with a focus on natural psychedelics. Psyence Biomed (now trading on the NASDAQ under the ticker symbol "PBM") works with natural psilocybin products for the healing of psychological trauma and its mental health consequences in the context of palliative care. Our name "Psyence" combines the words psychedelic and science to affirm our commitment to producing psychedelic medicines developed through evidence-based research.

Informed by nature and guided by science, we built and operate one of the world’s first federally licensed commercial psilocybin mushroom cultivation and production facilities in Southern Africa. Our team brings international experience in both business and science and includes experts in mycology, neurology, palliative care, and drug development. We work to develop advanced natural psilocybin products for clinical research and development. Our divisions, Psyence Production and Psyence Function, and minority stake in Psyence Biomed (the former therapeutics division), anchor an international collaboration, with operations in Canada, the United Kingdom, Southern Africa, Australia and a presence in the United States.

Learn more at www.psyence.com and on Twitter, Instagram and LinkedIn.

Contact Information
Email: ir@psyence.com
Media Inquiries: media@psyence.com
General Information: info@psyence.com
Phone: +1 416-477-1708

Investor Contact for Psyence Biomed:
Jeremy Feffer
Managing Director
LifeSci Advisors
jfeffer@lifesciadvisors.com

Forward Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "outlook" or words of similar meaning.

Forward-looking statements in this communication include statements regarding the commencement of the clinical trial referred to in this news release and the anticipated timeframes for the execution of the clinical trial and receipt of trial results. These forward-looking statements are based on a number of assumptions, including the assumption that Psyence Australia will receive and retain all such regulatory and other approvals as may be required to implement the clinical trial, and that patient recruitment will be successful in accordance with the expected timelines.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the ability of iNGENū to execute its obligations in respect of the clinical trial; (ii) changes in applicable laws which may impact the clinical trial and/or the conducting thereof; (iii) Psyence Australia’s ability to achieve successful clinical results; (iv) Psyence Biomed’s ability to obtain regulatory approval for its product candidates, and any related restrictions or limitations of any approved products; (v) Psyence Biomed’s ability to obtain licensing of third-party intellectual property rights for future discovery and development of its product candidates; (vi) the ability of Psyence Biomed to maintain the listing of its common shares and warrants on NASDAQ; and (vii) volatility in the price of the securities of Psyence Biomed due to a variety of factors, including changes in the competitive and highly regulated industries in which Psyence Biomed operates, variations in performance across competitors, changes in laws and regulations affecting Psyence Biomed’s business and changes in Psyence Biomed’s capital structure. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Registration Statement on Form F-1, initially filed by the Company with the SEC on February 9, 2024 and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such information. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, the Company does not intend to update these forward-looking statements.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.